

MAIL STOP 3561

January 26, 2009

By U.S. Mail and facsimile to (337) 235-8037

Mr. Keith G. Myers
Chief Executive Officer and Chairman of the Board
420 West Pinhook Road, Suite A
Lafayette, LA 70503

      Re: **LHC Group, Inc.**
               Form 10-K/A for Fiscal Year Ended December 31, 2007
               Filed March 21, 2008
               File No. 0-8082

Dear Mr. Myers,

      We have completed our review of your Form 10-K/A and related filings and have no further comments at this time.

               Sincerely,

               Tia Jenkins
               Senior Assistant Chief Accountant
               Office of Beverages, Apparel and
               Health Care Services